

Jean-Sebastien Boulanger

CTO at Circle Medical

Mountain View, California

Message   **...**

 **Circle Medical**

 **McGill University**

 **See contact info**

 **500+ connections**

I've been building web apps for 10+ years, from rapidly evolving prototypes to large scale websites. Specialties: Internet/web architecture and development, Ruby (Rails), Javascript (JQuery), Java, PHP, C#, MySQL, Redis, agile development, social web, emails, distributed systems, software maintenance.

Experience



Co-founder & CTO

Circle Medical

Jun 2015 – Present · 3 yrs 4 mos

San Francisco Bay Area



Co-founder

PerkHub

Feb 2011 – Jul 2016 · 5 yrs 6 mos

San Francisco Bay Area

PerkHub (formerly Rewardli) powers perks and group buying programs for some of the world's top companies.



Software Engineer

Global Personals

Oct 2010 – Mar 2011 · 6 mos

London, United Kingdom

Global Personals is a white-label dating platform with 30M+ users, one of the fastest growing technology company in the UK. I worked on the foundations of the service-oriented architecture and on a scalable email delivery system sending 5M+ transactional emails per day.



Software Engineer

SmartHippo

Dec 2009 – Nov 2010 · 1 yr

Montreal, Canada Area

Shopping engine for financial products and services.



Co-founder

CodaPay

2008 – Dec 2009 · 1 yr

Montreal, Canada Area

Online payment solutions for the unbanked/underbanked market. Acquired by PayNearMe.

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Education



McGill University

Master's Degree, Computer Science (Dean's Honors)

2004 – 2006

Thesis on novel algorithms for optimizing network communication in massively multiplayer games.



McGill University

Bachelor's Degree, First-class Honours in Computer Science

1999 – 2001



The University of Queensland

Bachelor's Degree, Exchange program

2002 – 2002

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Skills & Endorsements

Web Applications · 24

 Endorsed by **Daniel Kivatinos and 1 other who is highly skilled at this**

 Endorsed by **3 of Jean-Sebastien's colleagues at Circle Medical**

Software Development · 16

 Endorsed by **Daniel Kivatinos, who is highly skilled at this**

 Endorsed by **2 of Jean-Sebastien's colleagues at SmartHippo**

Ruby on Rails · 15

 Endorsed by **Bhanu Prasad Madala, who is highly skilled at this**

 Endorsed by **2 of Jean-Sebastien's colleagues at PerkHub**

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Recommendations

Received (1)   Given (3)



Nathan Czubaj (shoe-buy)

Relentless in helping others unlock their FULL potential.

June 22, 2017, Nathan was Jean-Sebastien's teacher

J. S. taught me that if you aren't scared you aren't really living. He lives his life by taking focused risks and ignoring the fear. He's a great role model for all of us that are unexcited about change.

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